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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 05761

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 AND ENDING 03/31/14

_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hutchinson, Shockey, Erley & Co. ~~and Subsidian~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 W. Adams Street, Suite 1700
_____(No. and Street)_____

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Meier   (312) 443-1560
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
_____
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)		(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Nancy Meier _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hutchinson, Shockey, Erley & Co. and Subsidiary _____ , as

of March 31 _____ , 20 14 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
JOANNE DOERNER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/20/16

_____
Signature

CFO/Treasurer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Statement of Financial Condition
March 31, 2014

Contents



Independent Auditor's Report

To the Board of Directors
Hutchinson, Shockey, Erley & Co. and Subsidiary
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Hutchinson, Shockey, Erley & Co. and Subsidiary (collectively, the Company) as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Hutchinson, Shockey, Erley & Co. and Subsidiary as of March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
May 23, 2014

1

Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Statement of Financial Condition
March 31, 2014

Assets		
Cash	$	581,256
Cash segregated under federal and other regulations		311,031
Receivables from broker-dealer and clearing organization		6,341,792
Accrued interest receivable		374,391
Trading securities, pledged, at fair value		38,791,298
Office furnishings, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,466,081		908,428
Other assets		3,603,368
Total assets	$	50,911,564

Liabilities and Shareholders' Equity		
Liabilities		
Collateralized loans	$	26,800,000
Accrued expenses and other liabilities		6,846,699
Total liabilities		33,646,699
Shareholders' equity		
Common stock, $1 par value - 15,000 shares authorized; 12,845 shares issued and outstanding		12,845
Paid-in capital		2,196,499
Retained earnings		15,055,521
		17,264,865
Total shareholders' equity		
	$	50,911,564

See Notes to Consolidated Statement of Financial Condition.

Hutchinson, Shockey, Erley & Co. and Subsidiary

Notes to Consolidated Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies

Principles of consolidation: The consolidated financial statement includes the accounts and results of Hutchinson Shockey, Erley & Co. (HSE) and its wholly owned subsidiary, HSE Leasing, LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of operations: HSE is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). HSE deals in fixed income municipal debt securities as either an underwriter or broker, and clears all transactions through the Depository Trust and Clearing Corporation. HSE's customers are primarily banks and other financial institutions.

HSE Leasing, LLC was organized on November 20, 2009 as a limited liability company for the purposes of entering into, facilitating, and/or transferring municipal leases. HSE Leasing, LLC does not conduct any broker-dealer business.

The following is a summary of the Company's significant accounting policies:

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Cash segregated under federal regulations: Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities transactions: Securities transactions are recorded at fair value on trade date basis as if they had settled. Customers' securities are recorded on settlement date on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net and included in receivable from broker-dealer and clearing organization on the consolidated statement of financial condition.

Fair value of financial instruments: Trading securities and other financial instruments are recorded on trade date and reflected at fair value, or at carrying value that approximates fair value.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Underwriting transactions: Underwriting revenues are recorded on the trade date or, in certain circumstances, at the time the transaction is priced and income is reasonably determinable. Underwriting expenses are recorded at the time the related underwriting revenues are recognized.

Depreciation and amortization: Depreciation on office furnishings, fixtures, and computer hardware are provided on a double declining-balance basis over seven years. Software is amortized over five years. Leasehold improvements are amortized using the lesser of estimated useful lives of the improvements or term of the lease.

3

Hutchinson, Shockey, Erley & Co. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Deferred rent obligation: Base rentals due under the office lease agreement, net of rental incentives received, are recognized as rental expense on a straight-line basis over the term of the lease, which varies from the actual periodic payments required under the lease agreement resulting in a deferred lease obligation. The deferred rent obligation is amortized over the term of the lease as a reduction of rental expense. The deferred rent obligation consists of free monthly rent and leasehold improvement incentives.

Income taxes: Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities that are expected to reverse at some future date. The Company records a valuation allowance to reduce its deferred tax asset when it is not more likely than not that such amounts will be realized.

The Company has evaluated its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through March 31, 2014. The Company is generally not subject to examination by U.S. federal, state, and foreign tax authorities for the tax years ended before 2010.

Recently adopted accounting pronouncements: In December 2011, the Financial Accounting Standards Board (the FASB) issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. FASB issued additional clarification to specify that the guidance applies only to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria of the Codification or subject to a master netting arrangement or similar agreement. This guidance is effective for annual periods beginning on or after January 1, 2013. The adoption of this guidance resulted in additional disclosures in the notes to the consolidated financial statements.

Hutchinson, Shockey, Erley & Co. and Subsidiary

Notes to Consolidated Financial Statements

Note 2.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.   The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).   The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company's valuation of its municipal bond inventory is based upon broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These securities are classified within Level 2 of the fair value hierarchy. Fair value of exchange-traded derivative contracts is based upon exchange settlement prices and classified as Level 1 in the fair value hierarchy.

The following table summarizes the Company's assets measured at fair value at March 31, 2014 using the fair value hierarchy:

	Level 1	Level 2	Total
Assets			
Trading securities - fixed income			
municipal securities	$ -	$ 38,791,298	$ 38,791,298
Receivables from broker-dealer and clearing			
organization - futures contracts	84,375	-	84,375
Other assets		22,536	22,536
Total assets at fair value	$ 84,375	$ 38,813,834	$ 38,898,209

Substantially all of the Company's other assets and liabilities, except for office furnishings, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Hutchinson, Shockey, Erley & Co. and Subsidiary

Notes to Consolidated Financial Statements

Note 3.   Derivative Instruments

The Company's derivative activities are limited to interest rate futures contracts to offset interest rate exposure of the underwriting inventory. These derivative contracts are recorded on the consolidated statement of financial condition as receivables from broker-dealer and clearing organization measured at fair value. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments as those terms are generally understood for disclosure purposes. For the year ended March 31, 2014, a total of 18 derivative trades were entered into by the Company.

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with GAAP or subject to an enforceable master netting arrangement or similar agreement. The objective of the new disclosure is to enable the financial statement users to evaluate the effect or potential effect of netting arrangements on the Company's financial position.

As of March 31, 2014, the Company holds derivative instruments that are eligible for offset in the consolidated statement of financial condition. A right of offset exists when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable at law.

The following table provides disclosure regarding the potential effect of offsetting of derivative assets presented in the statement of financial condition:

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Recognized Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Collateral Pledged	
Assets						
Futures contracts	$ 84,375	$ -	$ 84,375	$ -	$ -	$ 84,375

The gross amounts of derivative assets presented in the preceding table are included in the receivables from broker-dealer and clearing organization reported in the consolidated statement of financial condition.

Note 4.   Receivable from Broker-Dealer and Clearing Organization

Amounts receivable from broker-dealer and clearing organization at March 31, 2014, consist of the following:

	Receivable
Deposit at clearing organization	$ 100,000
Receivables from broker-dealer	781,626
Net receivable to clearing organization for unsettled securities transactions	5,460,166
	$ 6,341,792

Hutchinson, Shockey, Erley & Co. and Subsidiary

Notes to Consolidated Financial Statements

Note 4.   Receivable from Broker-Dealer and Clearing Organization (Continued)

Net receivable from clearing organization for unsettled securities transactions include net unsettled regular way and delayed delivery transactions receivable of $106,281,457 and payable of $100,821,291 at March 31, 2014.

Cash and financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements.

Note 5.   Collateralized Loans

Collateralized loans are borrowings from banks, payable on demand, and collateralized by trading securities. The Company had an available line of credit during the year of $75,000,000. The average and maximum borrowings during the year were $37,817,000 and $68,700,000, respectively. During the year, the average and maximum variable interest rate charged on borrowings was 2.6800 percent and 3.6683 percent, respectively. The interest rate on March 31, 2014 was 2.6520 percent. At March 31, 2014, the Company had an available credit line of $75,000,000, of which it had utilized $26,800,000. The collateralized loans are renewable annually and were renewed on April 24, 2014.

Note 6.   Lease Agreements

The Company has operating lease agreements covering its offices in Chicago (lease through June 2019), Milwaukee (September 2018), Kansas City (April 2015), Denver (April 2014), Houston (September 2015), St. Clair Shores (August 2016), Los Angeles (March 2017) and Phoenix (May 2015).

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals, excluding escalation charges and other operating costs, at March 31, 2014, are approximately as listed below:

	Minimum Lease Payments
Year Ending March 31	
2015	$ 423,000
2016	386,000
2017	357,000
2018	327,000
2019	308,000
Thereafter	70,000
	$ 1,871,000

Accrued expenses and other liabilities on the consolidated statement of financial condition includes a deferred rent obligation of $445,701 of credits received by the Company. Base rentals are recognized as expense using the straight-line method.

Notes to Consolidated Financial Statements

Note 7.   Capital Stock and Stock Repurchase Agreements

All shareholders are parties to stock purchase agreements (the Agreements). The Agreements provide that the Company has the right of first refusal in the event that a shareholder has an offer to sell his or her stock in the Company. Further, in the event of a shareholder's retirement, disability, death, or termination, the shareholder's stock is to be offered for repurchase by the Company, and the Company shall have the right but not the obligation to repurchase or elect to permit the remaining shareholders to purchase such shares proportionately. The repurchase price of the stock is based on book value, as defined in the Agreements.

1,175 shares of common stock were issued at a value of $1,351,085 on April 22, 2013.

The repurchase of shares by the Company may be limited by the net capital rules of the SEC.

Subsequent to year end, 325 shares of common stock were retired at a value of $436,907 on April 16, 2014.

Note 8.   Benefit Plans

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company makes matching contributions and may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants.

The Hutchinson, Shockey, Erley & Co. Deferred Compensation and Supplemental Death Benefit Program (the Plan) was adopted effective September 30, 2011. The Plan was established in order to allow eligible employees to make pre-tax deferrals of certain bonuses. The Plan was intended to be an unfunded, nonqualified deferred compensation plan for a select group of management and highly compensated employees. Under the provisions of the Plan, a mandatory contribution for eligible employees was computed subsequent to March 31, 2012, when a portion of the bonus expense for the year ended March 31, 2012 was designated as the "Executive Bonus Plan". The Company established a trust and contributed these deferrals to that trust to be held until paid to the Plan participants, subject to the claims of the Company's creditors. On February 15, 2013, the Plan was terminated and there were no additional contributions to the Plan. Plan assets were eligible for distribution to participants as of the March 1, 2014 liquidation date. The Company anticipates that all Plan assets will be fully distributed in the first quarter of the fiscal year ending March 31, 2015.

In November 2013, a participant in the Plan passed away. The trust had invested the deferral for that participant in a life insurance policy. In February 2014, the Company received the proceeds from this policy and subsequently paid the death benefit, as defined by the Plan, to his beneficiary.

Note 9.   Income Taxes

A tax asset of $1,240,000 included in other assets in the consolidated statement of financial condition includes deferred tax assets of $474,158 attributable to temporary differences and $249,000 attributable to alternative minimum tax credits. There is no valuation allowance as it is anticipated that the deferred tax assets will be fully utilized.

The Company's effective tax rate of 17 percent is less than the federal statutory tax rate of approximately 34 percent primarily due to tax-exempt interest income (net of disallowed interest expense) and other permanent differences.

Note 10. Commitments, Indemnifications and Contingent Liabilities

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of March 31, 2014, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 11. Off-Balance-Sheet Risk

Customer activities: In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfill its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event that the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring compliance with bank terms on a daily basis.

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

The Company's transactions in derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

Note 11.   Off-Balance-Sheet Risk (Continued)

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and securities instruments may serve to collateralize amounts due. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company, from time to time, has cash deposits in financial institutions in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

Note 12.   Regulatory Requirements

HSE is subject to the SEC Uniform Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2014, HSE had net capital of $11,081,334, which was $10,628,846 in excess of its required net capital of $452,488. HSE's net capital ratio was .61 to 1. The net capital rule may effectively restrict dividends to shareholders.

The Company's consolidated subsidiary has total assets and total member's equity of $1,006 and $2,994, respectively, at March 31, 2014. The accounts of this subsidiary are not included in HSE's net capital computation.

Pursuant to SEC Rule 15c3-3, HSE had $311,031 of cash deposited in a special reserve bank account for the exclusive benefit of customers.

Note 13.   Subsequent Events

The Company has evaluated subsequent events through the date these consolidated financial statements were issued.